Exhibit 21.1

Subsidiaries of Ensysce Biosciences, Inc.

Legal Entity	Jurisdiction of Organization
Covistat, Inc. (79.2%)	Delaware
EBI OpCo, Inc.	Delaware
EBI Operating, Inc.	Delaware